EXHIBIT 99.1

Osisko Development Appoints Vice President, Permitting and Compliance

MONTREAL, Feb. 02, 2026 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce the appointment of Ms. Sarah Harrison as Vice President, Permitting and Compliance, effective February 2, 2026. Ms. Harrison joins Osisko Development from JDS Energy & Mining Inc., where she most recently held the position of Project Manager within its Environmental Division.

Ms. Harrison is a permitting and regulatory compliance professional with over 13 years of experience across environmental assessment, reclamation, permitting, and regulatory compliance in the mining sector. Her experience spans the full mine development lifecycle, from early-stage exploration through construction and operations, including major permit amendments for large-scale mining projects. Her recent roles include Environmental Manager supporting permitting and compliance activities at Artemis Gold Inc's Blackwater Gold Mine, an environmental compliance leadership role with Arctic Canadian Diamond Company, and regulatory experience with the British Columbia Environmental Assessment Office. Most recently, Ms. Harrison has advised a range of mining clients on navigating British Columbia's permitting and compliance landscape.

"We're pleased to welcome Sarah to our growing team and benefit from her hands-on experience across permitting, regulatory, and environmental compliance within western Canada's mining ecosystem," noted Sean Roosen, Chairman and CEO.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a continental North American gold development company focused on past-producing mining camps with district scale potential. The Company's objective is to become an intermediate gold producer through the development of its flagship, fully permitted, 100%-owned Cariboo Gold Project, located in central British Columbia, Canada. Its project pipeline is complemented by the Tintic Project located in the historic East Tintic mining district in Utah, U.S.A., a brownfield property with significant exploration potential, extensive historical mining data, and access to established infrastructure. Osisko Development is focused on developing long-life mining assets in mining-friendly jurisdictions while maintaining a disciplined approach to capital allocation, development risk management, and mineral inventory growth.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email:sroosen@osiskodev.com	Email:prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.